Filed Pursuant to Rule 424(b)(2)
Registration No. 333-276600

PRICING SUPPLEMENT No. 5, dated October 20, 2025

(To prospectus, dated January 19, 2024, and

prospectus supplement, dated January 19, 2024)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series I (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated January 19, 2024, as supplemented by the prospectus supplement, dated January 19, 2024 (together, the “prospectus supplement”), and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $1,250,000,000 aggregate principal amount of 4.964% Fixed-to-Floating Rate Senior Notes due October 23, 2036 (the “Notes”) of Truist Financial Corporation (“Truist” or the “Company”). Terms used but not defined herein shall have the respective meanings set forth in the prospectus supplement.

Key Terms	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAV4 / US89788MAV46
Series	Series I (Senior)
Form of Note	Book-Entry
Principal Amount	$1,250,000,000
Trade Date	October 20, 2025
Issue Date	October 23, 2025 (T+3)
Stated Maturity	October 23, 2036
Reset Date	October 23, 2035
Distribution	Underwritten basis
Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof
Issue Price (Dollar Amount and Percentage of Principal Amount)	$1,250,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$1,246,250,000
Interest Rate (and, if applicable, related Interest Periods)

☒ Fixed Rate Note (during the fixed rate period)

☐ CMT Rate Note

☐ Reuters Page FRBCMT

☐ Reuters Page FEDCMT

☐ One-Week ☐ One-Month

☐ Commercial Paper Rate Note

☐ CORRA Note

☐ EURIBOR Note

☐ Federal Funds Rate Note

☐ (effective) ☐ (open) ☐ (target)

☐ Prime Rate Note

☒ SOFR Note (during the floating rate period)

☒ Compounded SOFR Note with Observation Period Shift

☐ Compounded SOFR Index Note with Observation Period Shift

☐ SONIA Rate Note

☐ Compounded SONIA Rate Note with Observation Shift Convention

☐ Compounded SONIA Rate Note with Observation Lookback Convention

☐ Compounded SONIA Index Note with Compounded Index Convention

☐ Treasury Rate Note

☐ Zero Coupon Note

☐ Other Base Rate:

Fixed Rate Period	The period from, and including, the Issue Date to, but excluding, the Reset Date.
Floating Rate Period	The period from, and including the Reset Date to, but excluding, the Stated Maturity.
Fixed Interest Rate	During the fixed rate period, 4.964% per annum payable in arrears for each semi-annual Interest Period.
Floating Interest Rate	During the floating rate period, the Base Rate as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period.
Base Rate	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period in accordance with the specific formula and provisions described under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the accompanying prospectus supplement.
Spread	+139.5 basis points
Spread Multiplier	Not applicable
Index Source	As published by SOFR administrator
Index Maturity	Daily
Interest Periods

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Stated Maturity or earlier Redemption Date).

Interest Payment Dates

With respect to the fixed rate period, April 23 and October 23 of each year, commencing on April 23, 2026 and ending on the Reset Date.

With respect to the floating rate period, January 23, April 23, July 23 and October 23 of each year, commencing on January 23, 2036 and ending on the Stated Maturity.

Regular Record Dates	15 calendar days prior to each Interest Payment Date.
Interest Determination Dates	With respect to each Interest Period during the floating rate period, the date two U.S. Government Securities Business Days preceding the applicable Interest Payment Date or redemption date, as applicable.
Interest Reset Dates	For the floating rate period, each Interest Payment Date.
Observation Period	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period, or redemption date, as applicable.
Maximum Interest Rate	Maximum rate permitted by New York law
Minimum Interest Rate	Zero
Day Count Convention	With respect to the fixed rate period, 30/360. With respect to the floating rate period, Actual/360.
Business Day	With respect to the fixed rate period, New York and Charlotte. With respect to the floating rate period, New York, Charlotte and U.S. Government Securities Business Day.
Business Day Convention	With respect to the fixed rate period, Following Unadjusted Business Day convention. With respect to the floating rate period, Modified Following Business Day convention.
Optional Make-Whole Redemption	At any time after the date that is 180 days after the Issue Date (or, if additional notes are issued, after the date that is 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Stated Maturity), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the Make-Whole Redemption Price as described under “Description of Notes—Redemption—Optional Make-Whole Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Make-Whole Spread	+15 basis points
Optional Redemption	The Company may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after July 23, 2036 (three months prior to the Stated Maturity) and prior to the Stated Maturity, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Supplemental Description of the Notes—Redemption.” Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Calculation Agent	U.S. Bank Trust Company, National Association
Original Issue Discount Notes	Not applicable
Prohibition of Sales to EEA and UK Investors	Applicable
Additional Terms	Not applicable

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are not secured.

Investing in the Notes involves risk. Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-4 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated January 19, 2024

•	Prospectus Supplement dated January 19, 2024

	Per Note(1)	Total
Price to Public	100.000%	$1,250,000,000
Underwriters’ Discount	0.300%	$3,750,000
Net Proceeds (Before Expenses) to Us	99.700%	$1,246,250,000

(1)	Plus accrued interest, if any, from October 23, 2025, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, on or about October 23, 2025.

Joint Book-Running Managers

Truist Securities	Barclays	Citigroup	Morgan Stanley

Co-Managers

Blaylock Van, LLC	Independence Point Securities

October 20, 2025

RECENT DEVELOPMENTS

Truist’s Third Quarter 2025 Financial Results

On October 17, 2025, we reported earnings for the third quarter of 2025. Outlined below is a summary of those results. Our third quarter 2025 consolidated financial results below are unaudited and preliminary. Such results are based on information available to management as of the date of the earnings report and is subject to completion by management of our financial statements as of and for the period ended September 30, 2025. There can be no assurance that actual results for the third quarter will not differ from these preliminary financial data and any such changes could be material. Complete quarterly results will be included in our Quarterly Report on Form 10-Q for the period ended September 30, 2025, which we expect to file with the SEC on or before November 3, 2025, which will contain more detailed information than is included below. Our third quarter 2025 consolidated financial results below should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2025 and June 30, 2025, which are incorporated by reference herein.

Comparisons noted in this section summarize changes from third quarter of 2025 compared to second quarter of 2025 on a continuing operations basis, unless otherwise noted.

The preliminary financial data included in this document has been prepared by, and is the responsibility of, Truist’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Earnings Overview—Third Quarter 2025 Compared to Second Quarter 2025

Net income available to common shareholders was $1.3 billion, or $1.04 per diluted share, compared to net income available to common shareholders of $1.2 billion, or $0.90 per diluted share, in the second quarter of 2025.

Taxable-equivalent net interest income for the third quarter of 2025 was $3.7 billion, up $45 million, or 1.2%, compared to the second quarter of 2025 due to an additional day in the third quarter of 2025, loan growth, and fixed-rate asset repricing. Net interest margin was 3.01%, down one basis point compared to the second quarter of 2025.

The yield on the average total loan portfolio was 6.00%, down one basis point. The yield on the average securities portfolio was 3.16%, flat compared to the prior quarter.

The average cost of total deposits was 1.84%, down one basis point. The average cost of short-term borrowings was 4.42%, down five basis points compared to the prior quarter. The average cost of long-term debt was 5.04%, up two basis points.

Noninterest income for the third quarter of 2025 was $1.6 billion, up $158 million, or 11%, compared to the second quarter of 2025 primarily due to higher investment banking and trading income and wealth management income, partially offset by lower other income. Excluding securities losses, noninterest income was up $140 million, or 9.9%, compared to the second quarter of 2025.

Noninterest expense for the third quarter of 2025 was $3.0 billion, up $28 million, or 0.9%, compared to the second quarter of 2025 primarily due to higher personnel expense, partially offset by lower professional fees and outside processing expense and regulatory costs.

The lower effective tax rate of 16.4% for the third quarter of 2025 compared to 18.0% for the second quarter of 2025 is primarily driven by a decrease in the full-year forecasted effective tax rate and lower discrete tax items.

Balance Sheet Overview—Third Quarter 2025 Compared to Second Quarter 2025

Average loans and leases held for investment for the third quarter of 2025 were $320.5 billion, an increase of $7.9 billion, or 2.5%, compared to the prior quarter. Average commercial loans of $191.6 billion increased 2.6% due to an increase in the commercial and industrial and CRE portfolios. Average consumer loans of $124.0 billion increased 2.5% due to growth in the other consumer, residential mortgage, and indirect auto portfolios.

Average earning assets for the third quarter of 2025 were $486.0 billion, an increase of $5.0 billion, or 1.0%, primarily due to an increase in average total loans of $8.2 billion, or 2.6%, partially offset by a decline in average securities of $2.6 billion, or 2.2%.

Average deposits for the third quarter of 2025 were $396.6 billion, a decrease of $3.9 billion, or 1.0%, compared to the prior quarter primarily due to lower short-term client deposits. Average noninterest-bearing deposits for the third quarter of 2025 were $105.7 billion, a decrease of 0.9% compared to the prior quarter and represented 26.7% of total deposits for the third quarter of 2025 compared to 26.6% for the second quarter of 2025. Average interest checking deposits for the third quarter of 2025 were $109.2 billion, a decrease of 6.0%. Average money market and savings accounts for the third quarter of 2025 were $136.5 billion, an increase of 0.7%. Average time deposits for the third quarter of 2025 were $45.1 billion, an increase of 7.4%.

Average short-term borrowings for the third quarter of 2025 were $26.8 billion, an increase of $555 million, or 2.1%. Average long-term debt for the third quarter of 2025 was $41.5 billion, an increase of $7.2 billion, or 21%.

Asset Quality

Nonperforming assets totaled $1.6 billion at September 30, 2025, up $313 million compared to June 30, 2025, due to an increase in the commercial and industrial portfolio. Nonperforming loans and leases were 0.48% of loans and leases held for investment at September 30, 2025, up nine basis points compared to June 30, 2025.

Loans 90 days or more past due and still accruing totaled $584 million at September 30, 2025, up one basis point as a percentage of loans and leases compared with the prior quarter. Excluding government guaranteed loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.05% at September 30, 2025, up one basis point compared to June 30, 2025.

Loans 30-89 days past due and still accruing totaled $1.7 billion at September 30, 2025, down $68 million, or three basis points as a percentage of loans and leases, compared to the prior quarter primarily due to declines in the commercial and industrial, commercial real estate, and residential mortgage portfolios, partially offset by an increase in the indirect auto portfolio.

The allowance for credit losses was $5.3 billion at September 30, 2025 and included $5.0 billion for the allowance for loan and lease losses and $317 million for the reserve for unfunded commitments. The allowance for loan and lease losses (“ALLL”) ratio at September 30, 2025 was 1.54%, flat compared with June 30, 2025. The ALLL covered nonperforming loans and leases held for investment 3.2x at September 30, 2025, compared to 3.9x at June 30, 2025. At September 30, 2025, the ALLL was 3.3x annualized net charge-offs, compared to 3.1x at June 30, 2025.

The provision for credit losses was $436 million for the third quarter of 2025 compared to $488 million for the second quarter of 2025.

Dividends and Capital

Capital ratios remained above regulatory requirements for well capitalized banks. Truist’s CET1 ratio was 11.0% as of September 30, 2025, flat compared to June 30, 2025 as capital returned to shareholders and an increase in risk-weighted assets was offset by current quarter earnings.

Truist declared common dividends of $0.52 per share during the third quarter of 2025 and repurchased $500 million of common stock. The dividend and total payout ratios for the third quarter of 2025 were 50% and 87%, respectively.

Truist’s average consolidated Liquidity Coverage Ratio was 110% for the three months ended September 30, 2025, compared to the regulatory minimum of 100%.

Non-GAAP Financial Measures

This pricing supplement contains financial information and performance measures determined by methods other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Truist’s management uses these “non-GAAP” measures in their analysis of Truist’s performance and the efficiency of its operations. Management believes these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant items in the current period. The table below reconciles these non-GAAP financial measures to the most directly comparable GAAP measure for the third and second quarters of 2025.

	Quarter Ended
(Dollars in millions)	3Q25	2Q25
Interest income	$6,286	$6,154
Plus: Taxable-equivalent adjustment	51	48

Interest income—taxable equivalent(1)	6,337	6,202

Interest expense	2,657	2,567

Net interest income—taxable equivalent(1)	$3,680	$3,635

Net interest margin—taxable equivalent(1)	3.01%	3.02%

(1)

Amounts are on a taxable-equivalent basis, which represents a non-GAAP measure, utilizing the federal income tax rate of 21% for the periods presented. Interest income includes certain fees, deferred costs, and dividends.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Truist Securities, Inc., Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a syndicated terms agreement, dated October 20, 2025 (the “terms agreement”), among us and the underwriters named below (the “underwriters”), incorporating the terms of a distribution agreement, dated as of January 19, 2024, among us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$331,250,000
Barclays Capital Inc.	293,750,000
Citigroup Global Markets Inc.	293,750,000
Morgan Stanley & Co. LLC	293,750,000
Blaylock Van, LLC	18,750,000
Independence Point Securities LLC	18,750,000

Total	$1,250,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the third business day following the date the Notes are priced (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

Selling Restrictions

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes: a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS –The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law in the United Kingdom by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended) as it forms part of domestic law in the United Kingdom by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

LEGAL MATTERS

In the opinion of Mayer Brown LLP, as counsel to the Company, when the Notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such Notes, and delivered against payment as contemplated herein, the Notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the Business Corporation Act of the State of North Carolina. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated January 19, 2024, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024.

Sullivan & Cromwell, LLP, New York, New York, will pass upon certain matters for the underwriters.